

June 1, 2012

<u>Via E-mail</u>
Gunther Than
Chief Executive Officer
View Systems, Inc.
1550 Canton Center Drive
Suite E
Baltimore, MD 21227

   Re: View Systems, Inc.
     Item 4.01 Form 8-K
     Filed April 11, 2012
     File No. 000-30178

Dear Mr. Than:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Robert S. Littlepage for

           Larry Spirgel
           Assistant Director